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                            June 5, 2020

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
       11 Dupont Circle NW, 9th FL,
       Washington, D.C. 20036

                                                        Re: Fundrise For-Sale
Housing eFUND - Los Angeles CA, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 11, 2020
                                                            File No. 024-11210

       Dear Mr. Miller:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed May 11, 2020

       General

   1. We note the statement on your website that your more mature eREITs and eFunds will pause accepting new
investments. Please provide disclosure about the suspension and resumption of accepting
subscriptions. Your revised disclosure should provide the dates in which accepting
subscriptions was suspended and resumed.
 Benjamin Miller
FirstName LastNameBenjamin MillerLos Angeles CA, LLC
Fundrise For-Sale Housing eFUND -
Comapany NameFundrise For-Sale Housing eFUND - Los Angeles CA, LLC
June 5, 2020
Page 2
June 5, 2020 Page 2
FirstName LastName
2. We note your disclosures of potential adverse impacts from COVID-19 in the risk factors section on page 55 and your "Outlook and Recent Trends" disclosure in your MD&A in your Form 1-K. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the
         COVID-19 pandemic (e.g. reductions in distributions received and anticipated to be received from equity method investees, nonpayment and indications of nonpayment on debt investments, reductions in distributions to your shareholders, etc.). Refer to CF
         Disclosure Guidance: Topic No. 9 for additional guidance.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction